

ENERFLEX LTD. ANNOUNCES APPROVAL OF NORMAL COURSE ISSUER BID

NEWS RELEASE

All amounts presented are in U.S. Dollars ("USD") unless otherwise stated.

CALGARY, Alberta, March 28, 2025 – Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) ("Enerflex" or the "Company") is pleased to announce that the Toronto Stock Exchange (the "TSX") has approved its application to implement a normal course issuer bid ("NCIB") for a portion of its common shares ("Common Shares").

Enerflex believes that: (1) the repurchase of Common Shares would be an effective use of its cash resources and in the best interests of Enerflex and its shareholders; (2) that the current market price of its Common Shares does not fully reflect their underlying value; and (3) that current market conditions provide opportunities for the Company to acquire Common Shares at attractive prices.

Pursuant to the NCIB notice filed with and accepted by the TSX, the Company has been authorized to acquire up to a maximum of 6,159,695 Common Shares, or approximately 5% of the public float as of March 18, 2025, for cancelation. As of March 18, 2025, Enerflex had 124,150,067 Common Shares issued and outstanding and a public float of 123,193,902 Common Shares.

The NCIB will commence on April 1, 2025 and will terminate no later than March 31, 2026. Purchases under the NCIB will be made in accordance with applicable regulatory requirements through the facilities of the TSX, the New York Stock Exchange (the "NYSE"), other designated exchanges and/or alternative trading systems in Canada or the United States or by such other means as may be permitted by the applicable securities regulator at a price per Common Share representative of the market price at the time of acquisition.

The number of Common Shares that can be purchased pursuant to the NCIB is subject to a current daily maximum of 109,475 Common Shares (which is equal to 25% of the average daily trading volume on the TSX of 437,902 Common Shares for the six full calendar months ended January 31, 2025), subject to the Company's ability to make one block purchase of Common Shares per calendar week that exceeds such limits. The price per Common Share will be based on the market price of such shares at the time of purchase in accordance with regulatory requirements and all Common Shares purchased under the NCIB will be canceled upon their purchase. The Company intends to fund the purchases out of its available resources.

The Company has entered into an automatic share purchase plan ("ASPP") with its designated broker. Such purchases will be determined by the broker at its sole discretion, based on the purchasing parameters set out by the Company in accordance with the rules of the TSX, applicable securities laws and the terms of the ASPP.

The ASPP will terminate on the earliest of the date on which: (i) the NCIB expires; (ii) the maximum number of Common Shares have been purchased under the NCIB; and (iii) the Company terminates the ASPP in accordance with its terms. Concurrent with the establishment of the ASPP, the Company has confirmed to the broker that it was then not aware of any material undisclosed or non-public information with respect to the Company or any securities of the Company. During the term of the ASPP, the Company will not communicate any material undisclosed or non-public information to the trading staff of the broker; accordingly, the broker may make purchases regardless of whether a trading blackout period is in effect or whether there is material undisclosed or non-public information about the Company at the time that purchases are made under the ASPP. If the ASPP is materially varied, suspended or terminated, the Company will issue a news release advising of such variation, suspension or termination, as applicable.

Advisory Regarding Forward-looking Information

This news release contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" (and together with "forward-looking information", "FLI") within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are FLI. The use of any of the words "anticipate", "believe", "could", "estimate", "expect", "future", "intend", "may", "plan", "potential", "predict", "should", "will" and similar expressions, (including negatives thereof) are intended to identify FLI. In particular, this news release includes (without limitation) forward-looking information and statements pertaining to the anticipated benefits of the NCIB. Readers are cautioned that the foregoing list of factors is not exhaustive. Although the FLI contained in this news release are based upon assumptions which management believes to be reasonable, the Company cannot assure investors that actual results will be consistent with these forward-looking statements.

With respect to FLI contained in this news release, Enerflex has made assumptions regarding, among other things, the ability of the Company to achieve the benefits of the NCIB. The FLI included in this news release are made as of the date of this news release and are based on the information available to the Company at such time and, other than as required by law, Enerflex disclaims any intention or obligation to update or revise any FLI, whether as a result of new information, future events, or otherwise. This news release and its contents should not be construed, under any circumstances, as investment, tax, or legal advice.

ABOUT ENERFLEX
Enerflex is a premier integrated global provider of energy infrastructure and energy transition solutions, deploying natural gas, low-carbon, and treated water solutions – from individual, modularized products and services to integrated custom solutions. With over 4,600 engineers, manufacturers, technicians, and innovators, Enerflex is bound together by a shared vision: ***Transforming Energy for a Sustainable Future.*** The Company remains committed to the future of natural gas and the critical role it plays, while focused on sustainability offerings to support the energy transition and growing decarbonization efforts.

Enerflex's common shares trade on the Toronto Stock Exchange under the symbol "EFX" and on the New York Stock Exchange under the symbol "EFXT". For more information about Enerflex, visit www.enerflex.com.

For investor and media enquiries, contact:

Preet S. Dhindsa
Interim President and Chief Executive Officer
E-mail: PDhindsa@enerflex.com

Jeff Fetterly
Vice President, Corporate Development and Capital Markets
E-mail: JFetterly@enerflex.com

